UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

First Light Acquisition Group, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

095428108
(CUSIP Number)

Jackson Investment Group, LLC
2655 Northwinds Parkway
Alpharetta, GA 30009
Attention: Jay D. Mitchell, General Counsel
770-643-5612
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of Schedule 13D, and is filing this schedule because of 17 C.F.R. § 240.13d-1(e), 17 C.F.R. § 240.13d-1(f), or 17 C.F.R. § 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095428108	Schedule 13D/A	Page 1 of 6
1	NAMES OF REPORTING PERSONS
Jackson Investment Group, LLC 20-5783109

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Georgia, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
450,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
450,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
450,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Consists of 450,000 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), of First Light Acquisition Group, Inc. (the “Issuer”). The shares of Class B Common Stock have no expiration date and are convertible into shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of the Issuer.

**Based on 4,578,024 shares of Class A Common Stock outstanding, which is the sum of (i) 4,128,024 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 14, 2022, and (ii) 450,000 shares of Class A Common Stock issuable upon the conversion of the 450,000 shares of Class B Common Stock reported herein.

CUSIP No. 095428108	Schedule 13D/A	Page 2 of 6
1	NAMES OF REPORTING PERSONS
Richard L. Jackson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
450,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
450,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
450,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Consists of 450,000 shares of Class B Common Stock of the Issuer. The shares of Class B Common Stock have no expiration date and are convertible into shares of Class A Common Stock of the Issuer.

**Based on 4,578,024 shares of Class A Common Stock outstanding, which is the sum of (i) 4,128,024 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022, and (ii) 450,000 shares of Class A Common Stock issuable upon the conversion of the 450,000 shares of Class B Common Stock reported herein.

CUSIP No. 095428108	Schedule 13D/A	Page 3 of 6

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed jointly by Jackson Investment Group, LLC, a Georgia limited liability company (“JIG LLC”) and Richard L. Jackson, and amends the statement on the Schedule 13D that was originally filed jointly by JIG LLC and Richard L. Jackson with the SEC on September 21, 2022 (the “Statement”), with respect to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of First Light Acquisition Group, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 1 is being filed to report amendments to the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Statement is hereby amended and supplemented by adding the following paragraphs at the end thereof:

Promissory Note

On December 13, 2022, the Issuer issued to JIG a Promissory Note (the “Promissory Note”) with an outstanding principal balance of $205,000 (the “Maximum Loan Amount”).  Under the terms of the Promissory Note, the Issuer is required to pay interest on the Promissory Note at a per annum rate of 50% of the Maximum Loan Amount.  Interest accrues daily on the outstanding principal from and including the date of funding of such principal through and including the date of repayment, and is payable in full on the earliest to occur of (i) the date on which the Issuer consummates its initial business combination and (ii) the date that the winding up of the Issuer is effective (such earliest date, which shall in any event occur within five years from the date of the Promissory Note, the “Maturity Date”).

Upon the occurrence of an event of default related to a failure by the Issuer to pay in full the principal amount due and accrued interest pursuant to the Promissory Note on the Maturity Date, JIG LLC may, by written notice to the Issuer, declare the Promissory Note to be due immediately and payable, whereupon the unpaid principal amount of the Promissory Note and unpaid interest and all other amounts payable thereunder will become immediately due and payable in accordance with the terms of the Promissory Note.  Upon the occurrence of an event of default related to a voluntary or involuntary bankruptcy of the Issuer, the unpaid principal balance of the Promissory Note and unpaid interest and all other sums payable with regard to the Promissory Note will automatically and immediately become due and payable without any action on the part of JIG LLC.

Pursuant to the terms of the Promissory Note, JIG LLC waived any and all right, title, interest or claim of any kind in or to any distribution of or from the trust account to be established, in which the proceeds of the initial public offering (the “IPO”) conducted by the Issuer (including the deferred underwriters discounts and commissions) and the proceeds of the sale of the warrants issued in a private placement to occur prior to the consummation of the IPO will be deposited, and agreed not to seek recourse, reimbursement, payment or satisfaction for any claim against the trust account for any reason whatsoever.

The Maximum Loan Amount was funded by JIG LLC through use of its working capital funds.

The foregoing description of the Promissory Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Promissory Note, which is incorporated as Exhibit 99.5 to this Amendment and incorporated herein by reference.

CUSIP No. 095428108	Schedule 13D/A	Page 4 of 6

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following paragraph after the second paragraph in the Statement:

The purpose of the funding of the Maximum Loan Amount is to fund an extension loan to extend the date by which the Issuer must complete its initial business combination.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented by deleting the first paragraph of Item 5 and replacing it with the following paragraph:

The following disclosure assumes 4,578,024 shares of Class A Common Stock outstanding, which is the sum of (i) 4,128,024 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022, and (ii) 450,000 shares of Class A Common Stock issuable upon the conversion of the 450,000 shares of Class B Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by deleting the first paragraph of Item 6 and replacing it with the following paragraph:

The responses to Items 3 and 4 and Exhibits 99.2 and 99.5 are incorporated herein.

CUSIP No. 095428108	Schedule 13D/A	Page 5 of 6

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented to add the following exhibit:

Exhibit 99.5	Promissory Note, dated as of December 13, 2022

CUSIP No. 095428108	Schedule 13D/A	Page 6 of 6

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2022

JACKSON INVESTMENT GROUP, LLC

By: /s/ Richard L. Jackson
Richard L. Jackson, Chief Executive Officer

Date: December 15, 2022

/s/ Richard L. Jackson
Richard L. Jackson